David J. Dzuricky Senior Vice President and Chief Financial Officer	Post Office Box 33068 Charlotte, North Carolina 28233 Telephone: 704-731-4547 Facsimile: 704-731-4097 Email: david.dzuricky@piedmontng.com
April 14, 2008
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010
Re:	Piedmont Natural Gas Company, Inc. Form 10-K for the Fiscal Year Ended October 31, 2007 Filed December 28, 2007

Definitive Schedule 14A Filed January 22, 2008 File No. 1-6196
Dear Mr. Owings:
          We are responding to your letter dated March 24, 2008 setting forth additional comments regarding your office’s review of the above listed filings. As requested, we have provided additional disclosures in Appendix A that we will include in our future filings as applicable.
Form 10-K for the Fiscal Year Ended October 31, 2007
1. We note your response to comment six of our letter dated February 13, 2008. Please provide to us the original purchase price allocation for your initial 50% interest in EasternNC and subsequent purchase of the remaining non-controlling interest. It is unclear to us when EasternNC was included in the Company’s rate base as it would appear that APEC only had an oversight role in the development of EasternNC. Similarly, it is indeterminable when 100% of EasternNC’s assets were included in the Company’s rate base. In this regard, if 100% of EasternNC was included in rate base from the original acquisition date, then explain why a gain was recorded on the subsequent purchase of the non-controlling interest. Explain why the extinguishment of the minority interest resulted in a gain as opposed to the recording of a regulatory

H. Christopher Owings
April 14, 2008

liability. Lastly, tell us the amount of the gain recorded. Please be detailed in your response.
Response: As reported in our October 31, 2003 Form 10-K, effective with the close of business on September 30, 2003, we purchased Progress’ equity interest in EasternNC for $7.5 million in cash. Progress’ equity interest in EasternNC consisted of 50% of EasternNC’s outstanding common stock and 100% of EasternNC’s outstanding preferred stock. We recorded the assets purchased at fair value, except for utility plant that was recorded at historical cost in accordance with Statement 71. Albemarle Pamlico Economic Development Corporation (APEC) owned the other 50% interest.
The following table summarizes the purchase price allocation of assets acquired and liabilities assumed in the acquisition. Because EasternNC had negative net worth at the time of our initial 50% purchase, no minority interest liability was recorded as part of the purchase price allocation.

In thousands

Utility plant, net	$8,952
Current assets	7,723
Goodwill	2,487

Total assets acquired	19,162
Current liabilities	(11,646)
Non-current liabilities	(16)

Net assets acquired	$7,500

The consolidated financial statements reflected our 50% equity investment in EasternNC since September 30, 2003 through October 25, 2005. Because we controlled the operations of Eastern NC, we consolidated EasternNC for financial reporting purposes.
On October 25, 2005, we purchased the remaining 50% interest in EasternNC for one dollar from APEC and merged it into Piedmont. This business combination was a new acquisition as evidenced by the Stock Purchase Agreement between Piedmont and APEC, Agreement of Merger between Piedmont and EasternNC and regulatory orders approving the acquisition and merger. The subsequent purchase of the remaining 50% interest resulted in the removal of the minority interest payable to APEC (representing APEC’s share of EasternNC’s earnings during 2004 and 2005) and the recording of an offsetting gain, which represented the settlement of that payable. The amount of the gain was $1.5 million.
All of Eastern’s utility plant assets were included in rate base at the time that we purchased our initial interest. We recorded a gain upon settlement of the minority interest payable because that liability represented the accumulated earnings of the non-controlling shareholder arising during 2004 and 2005 that were transferred to Piedmont by virtue of relieving the minority interest payable for one dollar. The $1.5 million gain is not required to be shared wholly or in part with Piedmont’s customers as it was a

H. Christopher Owings
April 14, 2008

shareholder transaction. It was not until November 1, 2005 that the North Carolina Utilities Commission issued an order that allowed the consolidation of the previously separate rate bases of Piedmont, EasternNC and North Carolina Natural Gas Corporation.
Definitive Schedule 14A filed January 22, 2007
Related Party Transactions, page 9
2. We note your response to prior comment two of our letter dated February 13, 2008. The heading of the comment should have referenced page nine of the proxy statement where you include a paragraph and two bullet points under the heading Related Party Transactions. We reissue the comment as it relates to the disclosure that appears on page 66-70 of your Form 10-K.
Response: Comment 2 in your February 13, 2008 letter stated “In future filings, please revise to identify all related person transactions. We note the discussion of related person transactions on pages 66-70 of your Form 10-K.”
Item 404(a) of Regulation S-K required disclosure in the Proxy Statement of “any transaction, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.” There were no such transactions and thus none was disclosed in the Proxy Statement. Item 407(a)(3) of Regulation S-K required the following disclosure in the Proxy Statement: “For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) (§229.404(a)) ... that were considered by the board of directors under the applicable independence definitions in determining that the director is independent.” The two transactions described on page 9 of the Proxy Statement addressed the disclosure required by Item 407(a)(3). The transactions set forth on pages 66-70 of the Form 10-K are not transactions in which any director or immediate family member of a director had any interest and thus were not disclosed in the Proxy Statement.
In light of your clarification of the original comment, we retract in full our response to original Comment 2 that was set forth in our March 17, 2008, letter.
Executive Compensation, page 20
Compensation Discussion and Analysis, page 20
3. We are in receipt of your response to comment 13 of our letter dated February 13, 2008. We note your proposed disclosure which indicates EPS growth is an example of a key performance objective for purposes of base salary. Please revise to clarify whether you assess EPS growth generally speaking or if you base your decision to award additional base salary upon an EPS target. If the latter, please disclose this target, such

H. Christopher Owings
April 14, 2008

as you have with respect to other components of executive compensation. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.
Response: Attainment of key performance objectives is a factor in determining base salary adjustments for named executive officers. For fiscal 2007, one of the key performance objectives for the named executive officers was growth in budgeted EPS. The target growth for 2008 budgeted EPS over 2007 budgeted EPS was 4%. Budgeted EPS for 2007 was the EPS target of $1.44. As indicated in Appendix B to our March 17, 2008, response, the Compensation Committee has discretion to adjust base salary increases to be in the range of the median (50th percentile) of the competitive marketplace based on the Peer Group benchmarking data and U.S. industrial market data taking into account the executive’s experience and expertise.
With respect to the fiscal 2007 MVP and STIP awards and LTIP Award #8, the amount of the distribution of the awards at the end of the relevant performance period was based solely on attainment of performance objectives, and no discretion was involved.
If the same processes are used in the future as were used in fiscal 2007, future filings will include additional disclosure substantially similar to that set forth (underlined) on Appendix A to this letter (which revises the proposed disclosure set forth in that section in Appendix B to our March 17, 2008 letter).
4. We are in receipt of your response to comment 15 of our letter dated February 13, 2008. While we understand that the financial targets for 2008 are not being set under a new or modified program or policy, please tell us whether the performance targets are material to an understanding of your compensation policies.
Response: The 2008 financial performance targets for incentive compensation plans are not material to an understanding of Piedmont’s compensation policies.
          Please do not hesitate to contact me should you require further information or explanation.

Sincerely,

/s/ David J. Dzuricky

David J. Dzuricky
Senior Vice President and Chief Financial Officer

cc: Thomas E. Skains
      Chairman, President and Chief Executive Officer

H. Christopher Owings
April 14, 2008

APPENDIX A
PROPOSED FORM OF FUTURE DISCLOSURE
(A) Response to Comment 11 of SEC’s February 13, 2008 letter
(C) Response to Comment 13 of SEC’s February 13, 2008 letter and Comment 3 of SEC’s March 24, 2008 letter
           Base Salary
          The Company provides its employees with base salaries to compensate them for services rendered during the year. The Company’s compensation philosophy requires that the relative base salary levels for its executives should reflect each executive’s scope of responsibility and accountability. To determine the appropriate base salary levels necessary to attract and retain top quality executives, the Compensation Committee reviews base salary information from general industry surveys and proxy compensation data for companies in the Peer Group, which is presented and explained by Hay Group.
          This base salary information is used to create salary ranges and recommended base salaries targeted at the median (50thpercentile) of the competitive marketplace (A) based on the Peer Group benchmarking data and U.S. industrial market data described above.. Executive base salaries are reviewed annually by the Compensation Committee. (C) Base salary increases for fiscal 2007 performance occurred in the first quarter of fiscal 2008. Base salary increases reflect the competitive marketplace, the operating performance and financial condition of the Company, as well as the performance and responsibilities of the individual executive. (C) Individual performance is based on demonstration of shared values, which accounts for 50%, and attainment of key performance objectives, which account for the other 50%. Shared values (such as integrity, teamwork, compliance, cost consciousness, respect of others, decision making) are a subjective measure of how the executive performs their work in accordance with the Company’s core values. Key performance objectives for named executive officers in fiscal 2007 were customer satisfaction, effective employee communications, the executive’s involvement within the community, growth in budgeted EPS (2008 budgeted EPS over 2007 budgeted EPS, targeted at 4%) and workforce management (Mr. O’Hara only). Individual performance in the shared values and performance objectives components determined the executive’s score on his annual performance plan. This score is then compared to the average annual performance plan score for all employees, and the target base salary merit increase percentage (3.75% for 2007) is adjusted to reflect the executive’s score relative to the Company average. This amount is further adjusted by an amount, if any, determined by the Compensation Committee that targets a resulting salary level in the range of the median (50th percentile) of the competitive marketplace based on the Peer Group benchmarking data and U.S. industrial market data described above taking into account that executive’s experience and expertise.